SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 3)

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

Steven L. Wasserman

Chernett Wasserman Yarger & Pasternak L.L.C.

1301 East 9th Street, Suite 3300, Cleveland, OH 44114, (216) 737-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45767M109	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IPOF Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,109,500 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,109,500 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45767M109	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dadante Revocable Trust dated May 14, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 184,323 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 184,323 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 45767M109	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 268,713 (1) 8 SHARED VOTING POWER 3,109,500 (2) 9 SOLE DISPOSITIVE POWER 268,713 (1) 10 SHARED DISPOSITIVE POWER 3,109,500 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,113 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON* IN

(1)	184,323 shares held by David Dadante Revocable Trust dated May 14, 2003.
(2)	Shares held by IPOF Fund.

Item 2. Identity and Background.

Item 2 of Schedule 13D is amended and supplemented as follows:

(a) This Amendment No. 3 to Schedule 13D is filed by IPOF Fund (the “Fund”), an Ohio limited partnership, the David Dadante Revocable Trust dated May 14, 2003 (the “Trust”) and David Dadante, the general partner of the Fund and the sole trustee of the Trust, for the purpose of reporting acquisitions and sales of shares of common stock, par value $0.10 per share, of Innotrac Corporation, a Georgia corporation (“Innotrac”).

(b) The business address of IPOF Fund, the Trust and Mr. Dadante is 773 Village Trail, Gates Mills, Ohio 44040.

(c) The Trust was established by Mr. Dadante for estate planning purposes.

(d) Negative with respect to the Trust.

(e) Negative with respect to the Trust.

(f) The Trust is a trust organized under the laws of the State of Ohio.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

The shares of common stock reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $1,960,923 (excluding commissions) with margin debt from Questar Capital Corporation (“Questar”), Merrill Lynch and Advest, Inc. (“Advest”).

The shares of common stock reported herein as having been acquired by Mr. Dadante were acquired for the aggregate purchase price of approximately $1,538,962 (excluding commissions) with margin debt from Advest.

Interest on the Questar, Merrill Lynch and Advest margin debt is computed at a select rate above the rate banks charge securities brokers (“brokers call money rate”) and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Questar, Merrill Lynch and Advest have a lien on certain of the shares of common stock reported herein as having been acquired by the Trust and Mr. Dadante.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented as follows:

The Trust and Mr. Dadante purchased the common stock for investment. Depending on market conditions, developments with respect to Innotrac’s business and other factors, the Fund, the Trust and Mr. Dadante reserve the right to dispose of or acquire additional stock of Innotrac.

Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, and other than as described in Item 6, none of the Fund, the Trust, or Mr. Dadante presently has plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Innotrac;

(ii) the sale or transfer of a material amount of assets of Innotrac;

(iii) a change in the present board of directors or management of Innotrac;

(iv) a material change in the present capitalization or dividend policy of Innotrac;

(v) a material change in the business or corporate structure of Innotrac;

(vi) a change to the articles of incorporation or bylaws of Innotrac, or an impediment to the acquisition of control of Innotrac, by any person;

(vii) the delisting from the Nasdaq National Market of Innotrac’s common stock;

(viii) a class of equity securities of Innotrac becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (i) through (viii) above.

Each of the Fund, the Trust and Mr. Dadante reserves the right to modify its or his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, the Fund, the Trust and/or Mr. Dadante may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by Innotrac, there are 11,920,543 shares of common stock outstanding.

The Fund beneficially owns 3,109,500 shares of common stock, or 26.1% of the outstanding shares of common stock. The Trust beneficially owns 184,323 shares of common stock, or 1.5% of the outstanding shares of common stock. Mr. Dadante beneficially owns 84,290 shares of common stock individually and, as general partner of the Fund and trustee of the Trust, he may also be deemed to beneficially all shares of common stock held by the Fund and the Trust, a total of 3,378,113 shares of common stock, or 28.3% of the outstanding shares of common stock.

(b) The Fund has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of common stock owned by it. The Trust has sole power to vote, or to direct the voting of, and sole power to dispose, or to dispose the disposition of, the shares of common stock owned by it. As general partner of the Fund, Mr. Dadante has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of common stock owned by the Fund. As sole trustee of the Trust, Mr. Dadante has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of common stock owned by the Trust. Mr. Dadante also has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of common stock owned by him.

(c) Since the filing of Amendment No. 2 to Schedule 13D on March 18, 2004, the Trust has acquired 280,823 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
11/11/04	1,200	$8.90
11/10/04	6,300	$8.90
11/09/04	5,900	$8.90
11/08/04	500	$9.00
11/08/04	1,000	$8.95
11/05/04	300	$8.97
11/05/04	100	$8.98
11/05/04	100	$9.00
11/05/04	2,500	$8.97
11/04/04	2,700	$8.97
11/03/04	1,500	$8.94
11/02/04	1,000	$8.95
11/01/02	2,400	$8.92
10/29/04	907	$8.98
10/28/04	7,600	$8.93
10/27/04	500	$8.99
10/26/04	13,293	$8.95
10/25/04	13,400	$8.95
10/22/04	4,100	$8.97
10/21/04	300	$8.95
10/20/04	200	$8.95
10/19/04	1,200	$8.95
10/19/04	1,500	$8.96
10/18/04	1,100	$9.00
10/15/04	2,000	$9.00
10/14/04	6,000	$8.99
10/13/04	700	$9.02
10/12/04	2,300	$8.99
10/11/04	600	$8.97
10/08/04	800	$8.89

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
10/07/04	2,100	$8.86
10/06/04	1,300	$8.89
10/05/04	300	$8.90
10/05/04	5,500	$8.87
10/05/04	800	$8.80
10/05/04	200	$8.90
10/04/04	200	$8.90
10/04/04	100	$8.89
10/01/04	9,600	$8.90
09/30/04	2,400	$8.81
09/29/04	910	$8.85
09/29/04	590	$8.80
09/29/04	400	$8.67
09/27/04	2,050	$8.94
09/27/04	500	$9.02
09/24/04	2,500	$8.94
09/24/04	500	$8.98
09/23/04	1,359	$8.94
09/22/04	2,741	$8.91
09/21/04	3,801	$8.95
09/20/04	7,500	$8.91
09/17/04	872	$8.85
09/16/04	5,100	$8.87
09/15/04	1,200	$8.67
08/18/04	500	$9.29
08/18/04	100	$9.34
06/08/04	100	$8.97
06/07/04	5,000	$9.07
06/04/04	200	$9.14
06/03/04	100	$9.00
06/01/04	100	$8.65
05/28/04	300	$8.55
05/26/04	100	$8.34
05/26/04	100	$8.48
05/21/04	100	$8.10
05/20/04	100	$8.06
05/20/04	100	$8.08
05/20/04	100	$8.09
05/19/04	200	$8.01
05/18/04	100	$7.98
05/17/04	100	$7.91
05/17/04	100	$7.93
05/11/04	200	$7.25
05/11/04	100	$7.39
05/11/04	100	$7.40

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
05/11/04	100	$7.36
05/10/04	100	$7.43
05/10/04	100	$7.55
05/07/04	100	$7.58
05/06/04	100	$7.55
05/05/04	500	$7.10
05/05/04	200	$7.43
05/05/04	200	$7.33
05/05/04	200	$7.45
05/04/04	100	$7.65
05/04/04	1,100	$7.64
05/04/04	200	$7.75
05/04/04	1,700	$7.69
05/04/04	200	$7.70
05/04/04	100	$7.84
05/04/04	800	$7.51
04/14/04	100	$10.40
04/14/04	5,000	$10.39
04/14/04	100	$10.46
04/13/04	100	$10.45
04/13/04	100	$10.40
04/13/04	3,400	$10.39
04/13/04	100	$10.42
04/13/04	200	$10.25
04/13/04	2,000	$10.15
04/13/04	100	$10.16
04/13/04	150	$10.57
04/13/04	100	$10.85
04/13/04	100	$10.92
04/12/04	100	$11.72
04/12/04	100	$11.25
04/12/04	500	$11.30
04/12/04	100	$11.45
04/12/04	100	$11.70
04/12/04	6,500	$11.69
04/12/04	3,500	$11.50
04/12/04	100	$11.69
04/12/04	100	$11.51
04/12/04	5,000	$11.71
04/08/04	4,800	$11.74
04/08/04	100	$11.75
04/07/04	200	$11.79
04/07/04	1,000	$11.74
04/07/04	100	$11.75
04/06/04	10,000	$11.82

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
04/06/04	100	$11.83
04/05/04	4,200	$11.82
04/05/04	100	$11.83
04/02/04	14,000	$11.82
04/02/04	100	$11.83
04/01/04	100	$11.83
04/01/04	6,000	$11.82
03/31/04	5,300	$11.82
03/31/04	100	$11.83
03/30/04	2,000	$11.82
03/30/04	100	$11.83
03/29/04	10,100	$11.83
03/29/04	500	$11.84
03/26/04	300	$11.83
03/26/04	100	$11.84
03/25/04	5,200	$11.84
03/25/04	1,000	$11.73
03/25/04	10,000	$11.83
03/24/04	2,250	$11.82
03/24/04	100	$11.83
03/23/04	100	$11.84
03/22/04	11,100	$11.84
03/22/04	100	$11.85
03/22/04	7,000	$11.83
03/19/04	1,200	$11.85
03/19/04	7,600	$11.84

(d) Since the filing of Amendment No. 2 to Schedule 13D on March 18, 2004, the Trust has sold 96,500 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
12/09/04	50,800	$8.75
12/09/04	700	$8.88
10/06/04	200	$8.92
10/06/04	3,200	$8.90
09/30/04	3,000	$8.90
09/08/04	2,000	$8.84
08/17/04	200	$9.23
08/17/04	400	$9.24
06/03/04	200	$9.25
05/27/04	600	$8.53
05/10/04	200	$7.41
05/04/04	7,600	$7.50

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
04/30/04	1,000	$7.64
04/27/04	5,900	$7.11
04/27/04	100	$7.15
04/26/04	2,200	$7.07
04/26/04	2,800	$7.36
04/26/04	5,000	$7.60
04/13/04	6,700	$10.41
04/13/04	900	$10.18
04/13/04	2,800	$10.13

Since the filing of Amendment No. 2 to Schedule 13D on March 18, 2004, Mr. Dadante has acquired 172,490 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
09/17/04	100	$8.89
09/17/04	200	$8.75
09/17/04	500	$8.84
09/17/04	200	$8.66
09/17/04	1,000	$8.94
09/17/04	100	$8.95
09/16/04	400	$8.89
09/16/04	100	$8.94
09/15/04	1,900	$8.69
09/15/04	5,000	$8.65
09/15/04	100	$8.73
09/15/04	1,500	$8.74
09/15/04	100	$8.79
09/14/04	1,700	$8.74
09/14/04	100	$8.79
09/13/04	250	$8.74
09/13/04	100	$8.79
09/10/04	1,700	$8.79
09/10/04	2,800	$8.74
09/10/04	100	$8.75
09/10/04	100	$8.62
09/10/04	200	$8.82
09/09/04	800	$8.74
09/09/04	100	$8.85
09/09/04	100	$8.77
09/09/04	100	$8.76
09/09/04	100	$8.79
09/09/04	1,000	$8.84

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
09/09/04	1,000	$8.89
09/09/04	100	$8.92
09/08/04	1,000	$8.85
09/08/04	9,600	$8.84
09/08/04	100	$8.87
09/08/04	100	$8.94
09/08/04	100	$8.95
09/08/04	1,000	$8.89
09/08/04	100	$8.92
09/07/04	100	$8.89
09/03/04	100	$8.85
09/03/04	100	$8.84
09/02/04	200	$8.85
09/02/04	100	$8.75
09/02/04	1,100	$8.69
09/02/04	900	$8.58
09/02/04	100	$8.77
09/02/04	100	$8.70
09/02/04	1,000	$8.79
09/02/04	100	$8.84
09/01/04	100	$8.85
09/01/04	100	$8.89
09/01/04	200	$8.74
09/01/04	100	$8.79
08/31/04	1,000	$8.75
08/31/04	100	$8.74
08/31/04	300	$8.69
08/31/04	100	$8.70
08/31/04	100	$8.84
08/31/04	300	$8.59
08/31/04	100	$8.56
08/31/04	200	$8.49
08/30/04	100	$9.02
08/30/04	100	$8.85
08/30/04	1,500	$8.84
08/30/04	1,000	$8.81
08/25/04	1,000	$8.36
08/25/04	100	$8.08
08/25/04	1,000	$7.98
08/23/04	1,000	$9.04
08/19/04	300	$9.34
08/19/04	300	$9.35
08/19/04	200	$9.31
08/19/04	9,100	$9.29
08/19/04	100	$9.32

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
08/19/04	200	$9.30
08/19/04	3,400	$9.21
08/19/04	200	$9.10
08/19/04	200	$9.15
08/19/04	1,500	$9.16
08/19/04	3,600	$9.24
08/19/04	500	$9.25
08/19/04	200	$9.20
08/19/04	1,800	$9.09
08/19/04	100	$9.07
08/18/04	452	$9.29
08/18/04	100	$9.30
08/17/04	600	$9.36
08/17/04	800	$9.24
08/17/04	100	$9.25
08/17/04	100	$9.32
08/17/04	100	$9.13
08/17/04	100	$9.08
08/17/04	100	$9.30
08/17/04	1,000	$9.34
08/17/04	100	$9.35
08/16/04	400	$9.39
08/16/04	1,400	$9.34
08/16/04	200	$9.35
08/16/04	100	$9.43
08/16/04	1,000	$9.29
08/16/04	100	$9.30
08/16/04	100	$9.44
08/13/04	1,100	$9.39
08/13/04	450	$9.25
08/13/04	500	$9.14
08/13/04	300	$9.37
08/13/04	100	$9.40
08/12/04	200	$9.44
08/12/04	900	$9.29
08/12/04	100	$9.30
08/11/04	400	$9.38
08/11/04	1,092	$9.24
08/11/04	100	$9.32
08/11/04	100	$9.25
08/11/04	1,100	$8.95
08/11/04	2,500	$9.29
08/11/04	100	$9.30
08/10/04	300	$9.29
08/10/04	1,000	$9.34

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
08/10/04	100	$9.35
08/09/04	2,600	$9.39
08/09/04	100	$9.24
08/09/04	200	$9.17
08/09/04	100	$9.40
08/06/04	1,000	$9.39
08/06/04	100	$9.40
08/06/04	100	$9.44
08/05/04	900	$9.39
08/05/04	100	$9.43
08/05/04	100	$9.40
08/04/04	100	$9.45
07/30/04	100	$9.39
07/28/04	100	$9.38
07/28/04	100	$9.34
07/28/04	100	$9.35
07/27/04	3,400	$9.35
07/27/04	300	$9.36
07/27/04	1,800	$9.24
07/27/04	100	$9.25
07/27/04	1,500	$9.15
07/27/04	2,000	$9.27
07/27/04	100	$9.28
07/27/04	3,000	$9.21
07/27/04	1,000	$9.29
07/27/04	100	$9.30
07/23/04	300	$9.32
07/23/04	100	$9.27
07/23/04	200	$9.32
07/23/04	100	$9.28
07/22/04	100	$9.32
07/22/04	100	$9.20
07/21/04	100	$9.24
07/20/04	200	$9.24
07/16/04	100	$9.24
07/16/04	100	$9.19
07/16/04	1,000	$9.04
07/16/04	100	$9.05
07/15/04	200	$9.12
07/15/04	100	$9.11
07/15/04	100	$9.06
07/15/04	85	$8.94
07/15/04	2,600	$8.90
07/15/04	1,150	$8.89
07/14/04	600	$8.89

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
07/14/04	100	$8.99
07/14/04	100	$8.90
07/13/04	850	$8.89
07/13/04	200	$8.98
07/13/04	100	$890
07/12/04	100	$8.99
07/09/04	100	$8.98
07/09/04	100	$8.89
07/09/04	100	$8.90
07/07/04	857	$8.84
07/07/04	100	$8.85
07/06/04	600	$8.75
07/06/04	5,150	$8.74
07/02/04	100	$8.75
07/02/04	100	$8.74
07/02/04	700	$8.70
07/02/04	1,650	$8.69
07/02/04	200	$8.84
07/01/04	100	$8.69
07/01/04	250	$8.64
07/01/04	4,850	$8.59
07/01/04	100	$8.69
07/01/04	300	$8.60
06/30/04	100	$8.60
06/30/04	2,500	$8.64
06/30/04	100	$8.65
06/29/04	100	$8.65
06/28/04	2,600	$8.69
06/28/04	200	$8.59
06/28/04	100	$8.70
06/25/04	2,500	$8.74
06/25/04	100	$8.75
06/24/04	100	$8.68
06/24/04	100	$8.65
06/24/04	1,000	$8.69
06/24/04	100	$8.70
06/22/04	100	$8.79
06/22/04	500	$8.64
06/22/04	100	$8.73
06/22/04	100	$8.65
06/18/04	600	$8.64
06/18/04	100	$8.65
06/18/04	100	$8.77
06/18/04	200	$8.73
06/18/04	1,000	$8.69

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
06/18/04	100	$8.72
06/18/04	100	$8.70
06/17/04	1,000	$8.74
06/17/04	100	$8.85
06/17/04	100	$8.83
06/17/04	100	$8.65
06/17/04	100	$8.75
06/17/04	100	$8.92
06/17/04	100	$8.67
06/15/04	4	$8.84
06/10/04	100	$8.89
06/10/04	100	$8.97
06/09/04	100	$8.75
06/08/04	800	$8.99
06/08/04	600	$9.03
06/08/04	1,100	$9.04
06/08/04	100	$9.05
06/07/10	5,000	$9.07
06/07/10	2,500	$9.08
06/07/10	2,500	$9.09
06/07/10	100	$9.10
06/04/04	500	$9.04
06/04/04	100	$9.05
06/03/04	200	$9.04
06/02/04	300	$8.99
05/28/04	100	$8.57
05/28/04	1,200	$8.48
05/28/04	100	$8.49
05/26/04	1,000	$8.29
05/26/04	300	$8.30
05/25/04	5,000	$8.24
05/25/04	200	$8.25
05/24/04	200	$8.15
05/21/04	1,000	$8.04
05/21/04	200	$8.05
05/20/04	200	$8.00
05/19/04	300	$7.94
05/19/04	200	$7.95
05/18/04	200	$7.90
05/17/04	2,500	$7.84
05/17/04	100	$8.00
05/17/04	100	$7.90
05/17/04	400	$7.85
05/14/04	100	$7.80
05/14/04	300	$7.89

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
05/14/04	200	$7.70
05/13/04	200	$7.46
05/13/04	1,000	$7.44
05/13/04	100	$7.45
05/12/04	100	$7.54
05/12/04	500	$7.51
05/12/04	100	$7.60
05/12/04	100	$7.35

Since the filing of Amendment No. 2 to Schedule 13D on March 18, 2004, Mr. Dadante has sold 88,200 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
11/30/04	300	$9.00
11/29/04	1,900	$8.85
11/22/04	1,500	$8.95
11/19/04	1,900	$8.97
10/14/04	200	$8.98
09/30/04	46,000	$8.90
09/30/04	1,000	$8.94
09/29/04	500	$9.00
09/28/04	300	$9.00
09/27/04	700	$8.95
09/24/04	1,400	$8.95
09/24/04	3,600	$8.86
09/23/04	500	$8.95
09/23/04	200	$8.90
09/22/04	3,300	$8.86
09/21/04	4,400	$8.86
08/31/04	800	$8.59
08/30/04	300	$8.80
08/25/04	14,100	$8.00
08/19/04	200	$9.34
08/11/04	300	$9.28
07/23/04	100	$9.28
07/06/04	2,500	$8.85
06/18/04	900	$8.85
06/18/04	100	$8.86
06/10/04	200	$8.98
06/04/04	200	$9.25
05/26/04	300	$8.36
05/24/04	500	$8.20

Item 7. Material to be Filed as Exhibits.

7.1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005

IPOF FUND

/s/ David Dadante
By: David Dadante, General Partner

DAVID DADANTE REVOCABLE TRUST
DATED MAY 14, 2003

/s/ David Dadante
By: David Dadante, Trustee

/s/ David Dadante
DAVID DADANTE, individually

EXHIBIT INDEX

Exhibit Number	Description
7.1	Joint Filing Agreement